Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2024

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	Note	2024	2023
SALES	2, 9	5,389	6,107
Freight, transportation and distribution		238	199
Cost of goods sold		3,614	3,995
GROSS MARGIN		1,537	1,913
Selling expenses		794	770
General and administrative expenses		154	145
Provincial mining taxes		68	119
Share-based compensation expense		6	15
Other expenses (income)	3	96	(75)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		419	939
Finance costs		179	170
EARNINGS BEFORE INCOME TAXES		240	769
Income tax expense	4	75	193
NET EARNINGS		165	576
Attributable to
Equity holders of Nutrien		158	571
Non-controlling interest		7	5
NET EARNINGS		165	576

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.32	1.14
Diluted		0.32	1.14
Weighted average shares outstanding for basic EPS		494,570,000	501,175,000
Weighted average shares outstanding for diluted EPS		494,792,000	502,220,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(millions of US dollars)		2024	2023
NET EARNINGS		165	576
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial loss on defined benefit plans		-	(3)
Net fair value (loss) gain on investments		(18)	5
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(66)	1
Other		(18)	(1)
OTHER COMPREHENSIVE (LOSS) INCOME		(102)	2
COMPREHENSIVE INCOME		63	578
Attributable to
Equity holders of Nutrien		57	573
Non-controlling interest		6	5
COMPREHENSIVE INCOME		63	578

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
(millions of US dollars)	Note	2024	2023
			Note 1
OPERATING ACTIVITIES
Net earnings		165	576
Adjustments for:
Depreciation and amortization		565	496
Share-based compensation expense		6	15
Provision for deferred income tax		28	21
Net (undistributed) distributed earnings of equity-accounted investees		(50)	163
Gain on amendments to other post-retirement pension plans	3	-	(80)
Loss on Blue Chip Swaps	3	19	-
Long-term income tax receivables and payables		43	(72)
Other long-term assets, liabilities and miscellaneous		64	7
Cash from operations before working capital changes		840	1,126
Changes in non-cash operating working capital:
Receivables		(257)	535
Inventories and prepaid expenses and other current assets		(1,330)	(1,493)
Payables and accrued charges		260	(1,026)
CASH USED IN OPERATING ACTIVITIES		(487)	(858)
INVESTING ACTIVITIES
Capital expenditures [1]		(373)	(465)
Business acquisitions, net of cash acquired		-	(111)
Proceeds from sales of Blue Chip Swaps, net of purchases	3	(19)	-
Net changes in non-cash working capital		(90)	(100)
Other		(12)	(18)
CASH USED IN INVESTING ACTIVITIES		(494)	(694)
FINANCING ACTIVITIES
Proceeds from debt with maturity periods within three months, net		926	1,873
Proceeds from debt		-	1,500
Repayment of debt		(14)	(17)
Repayment of principal portion of lease liabilities		(96)	(87)
Dividends paid to Nutrien’s shareholders		(261)	(246)
Repurchase of common shares		-	(897)
Issuance of common shares		1	28
Other		(8)	(25)
CASH PROVIDED BY FINANCING ACTIVITIES		548	2,129
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(12)	(5)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(445)	572
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		941	901
CASH AND CASH EQUIVALENTS – END OF PERIOD		496	1,473
Cash and cash equivalents is composed of:
Cash		422	361
Short-term investments		74	1,112
		496	1,473
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		132	98
Income taxes paid		50	1,319
Total cash outflow for leases		131	119

 1 Includes additions to property, plant and equipment, and intangible assets for the three months ended March 31, 2024 of $338 million and $35 million (2023 – $422 million and $43 million).

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

(millions of US dollars, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	571	571	5	576

Other comprehensive income	-	-	-	1	1	2	-	2	-	2

Shares repurchased	(11,751,290)	(328)	-	-	-	-	(571)	(899)	-	(899)

Dividends declared - $0.53/share	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(6)	(6)
Effect of share-based compensation including issuance of common shares	579,208	34	(3)	-	-	-	-	31	-	31
Transfer of net loss on cash flow hedges	-	-	-	-	5	5	-	5	-	5
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – MARCH 31, 2023	496,074,023	13,878	106	(375)	(8)	(383)	11,660	25,261	44	25,305

BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	158	158	7	165

Other comprehensive loss	-	-	-	(65)	(36)	(101)	-	(101)	(1)	(102)

Dividends declared - $0.54/share	-	-	-	-	-	-	(266)	(266)	-	(266)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(8)	(8)

Effect of share-based compensation including issuance of common shares	37,199	2	2	-	-	-	-	4	-	4
Transfer of net loss on cash flow hedges	-	-	-	-	2	2	-	2	-	2

BALANCE – MARCH 31, 2024	494,588,929	13,840	85	(351)	(44)	(395)	11,423	24,953	43	24,996

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		March 31		December 31

As at (millions of US dollars)	Note	2024	2023	2023

ASSETS

Current assets

Cash and cash equivalents		496	1,473	941

Receivables	6, 9	5,561	6,009	5,398

Inventories		8,188	9,852	6,336

Prepaid expenses and other current assets		905	937	1,495

		15,150	18,271	14,170

Non-current assets

Property, plant and equipment		22,410	21,832	22,461

Goodwill		12,083	12,433	12,114

Intangible assets		2,165	2,292	2,217

Investments		768	686	736

Other assets		999	1,078	1,051

TOTAL ASSETS		53,575	56,592	52,749

LIABILITIES

Current liabilities

Short-term debt	6	2,835	4,013	1,815

Current portion of long-term debt		513	545	512

Current portion of lease liabilities		346	306	327

Payables and accrued charges		9,431	10,611	9,467

		13,125	15,475	12,121

Non-current liabilities

Long-term debt		8,910	9,510	8,913

Lease liabilities		1,034	880	999

Deferred income tax liabilities		3,601	3,603	3,574

Pension and other post-retirement benefit liabilities		246	242	252

Asset retirement obligations and accrued environmental costs		1,485	1,389	1,489

Other non-current liabilities		178	188	200

TOTAL LIABILITIES		28,579	31,287	27,548

SHAREHOLDERS’ EQUITY

Share capital		13,840	13,878	13,838

Contributed surplus		85	106	83

Accumulated other comprehensive loss		(395)	(383)	(296)

Retained earnings		11,423	11,660	11,531

Equity holders of Nutrien		24,953	25,261	25,156

Non-controlling interest		43	44	45

TOTAL SHAREHOLDERS’ EQUITY		24,996	25,305	25,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,575	56,592	52,749

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2024

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2023 annual audited consolidated financial statements, as well as any amended standards adopted in 2024 that we previously disclosed. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2023 annual audited consolidated financial statements. Certain immaterial 2023 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on May 8, 2024.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise. Retail provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

	Three Months Ended March 31, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,308	821	846	414	-	-	5,389

– intersegment	-	106	182	85	-	(373)	-

Sales – total	3,308	927	1,028	499	-	(373)	5,389

Freight, transportation and distribution [1]	-	114	117	62	-	(55)	238

Net sales	3,308	813	911	437	-	(318)	5,151

Cost of goods sold	2,561	358	604	372	-	(281)	3,614

Gross margin	747	455	307	65	-	(37)	1,537

Selling expenses	790	3	7	2	(2)	(6)	794

General and administrative expenses	52	4	5	4	89	-	154

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	6	-	6

Other expenses (income)	22	(3)	(33)	8	97	5	96

(Loss) earnings before finance costs and income taxes	(117)	383	328	51	(190)	(36)	419

Depreciation and amortization	194	147	136	70	18	-	565

EBITDA [2]	77	530	464	121	(172)	(36)	984

Share-based compensation expense	-	-	-	-	6	-	6

ARO/ERL expense for non-operating sites [3]	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	43	-	43

Loss on Blue Chip Swaps	-	-	-	-	19	-	19

Adjusted EBITDA	77	530	464	121	(101)	(36)	1,055

Assets – as at March 31, 2024	24,273	13,562	11,606	2,420	2,326	(612)	53,575

 1 Potash freight, transportation and distribution only applies to our North American potash sales volumes.

 2 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

 3 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

	Three Months Ended March 31, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,422	1,023	1,154	508	-	-	6,107

– intersegment	-	54	264	64	-	(382)	-

Sales – total	3,422	1,077	1,418	572	-	(382)	6,107

Freight, transportation and distribution	-	75	106	58	-	(40)	199

Net sales	3,422	1,002	1,312	514	-	(342)	5,908

Cost of goods sold	2,807	305	771	427	-	(315)	3,995

Gross margin	615	697	541	87	-	(27)	1,913

Selling expenses	765	3	8	2	(2)	(6)	770

General and administrative expenses	50	3	5	3	84	-	145

Provincial mining taxes	-	119	-	-	-	-	119

Share-based compensation expense	-	-	-	-	15	-	15

Other expenses (income)	15	(7)	(14)	12	(81)	-	(75)

(Loss) earnings before finance costs and income taxes	(215)	579	542	70	(16)	(21)	939

Depreciation and amortization	181	97	134	67	17	-	496

EBITDA	(34)	676	676	137	1	(21)	1,435

Integration and restructuring related costs	-	-	-	-	5	-	5

Share-based compensation expense	-	-	-	-	15	-	15

Foreign exchange gain, net of related derivatives	-	-	-	-	(34)	-	(34)

Adjusted EBITDA	(34)	676	676	137	(13)	(21)	1,421

Assets – as at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749

	Three Months Ended March 31
(millions of US dollars)	2024	2023
Retail sales by product line
Crop nutrients	1,309	1,335
Crop protection products	1,114	1,154
Seed	485	507
Services and other	156	148
Merchandise	200	246
Nutrien Financial	66	57
Nutrien Financial elimination [1]	(22)	(25)

	3,308	3,422

Potash sales by geography

Manufactured product

North America	520	417

Offshore [2]	407	660

	927	1,077

Nitrogen sales by product line

Manufactured product

Ammonia	244	416

Urea and ESN®	366	491

Solutions, nitrates and sulfates	319	371

Other nitrogen and purchased products	99	140

	1,028	1,418

Phosphate sales by product line

Manufactured product

Fertilizer	321	302

Industrial and feed	167	195

Other phosphate and purchased products	11	75

	499	572

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 9) and includes provisional pricing adjustments for the three months ended March 31, 2024 of $12 million (2023 – $(147) million).

Unaudited

Note 3 Other expenses (income)

	Three Months Ended March 31
(millions of US dollars)	2024	2023
Integration and restructuring related costs	-	5
Foreign exchange loss (gain), net of related derivatives	43	(34)
Earnings of equity-accounted investees	(51)	(37)
Bad debt expense	13	9
Project feasibility costs	15	13
Customer prepayment costs	16	14
Loss on natural gas derivatives not designated as hedge ¹	3	-
Loss on Blue Chip Swaps	19	-
ARO/ERL expense for non-operating sites	3	-
Gain on amendments to other post-retirement pension plans	-	(80)
Other expenses	35	35
	96	(75)

1  Relates to unrealized loss for the three months ended March 31, 2024 (2023 – $nil).

Argentina has certain currency controls in place that limit our ability to settle our foreign currency-denominated obligations or remit cash out of Argentina. A Blue Chip Swap is a financial mechanism in Argentina that effectively allows companies to transact in US dollars. In the first quarter of 2024, we incurred a loss on these transactions due to the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

Note 4 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2024	2023
Actual effective tax rate on earnings (%)	30	23
Actual effective tax rate including discrete items (%)	31	25
Discrete tax adjustments that impacted the tax rate	3	18

Note 5 Financial instruments

Natural Gas Derivatives

In 2024, we increased our use of natural gas derivatives to lock-in commodity prices. Our risk management strategies and accounting policies for derivatives that are designated and qualify as cash flow hedges are consistent with those disclosed in Note 10 and Note 30 of our annual consolidated financial statements, respectively. For derivatives that do not quality as cash flow hedges, any gains or losses are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: • timing of forecast transactions • volume delivered • our credit risk or the credit risk of a counterparty

Unaudited

	As at March 31, 2024
(millions of US dollars, except as otherwise noted)	Notional [1]	Maturities (year)	Average Contract Price [2]	Fair Value of Assets (Liabilities)
Derivatives not designated as hedges

NYMEX call options	43	2024	2.77	7
Derivatives designated as hedges
NYMEX swaps	36	2024	2.64	(9)

 1 In millions of Metric Million British Thermal Units (“MMBtu”).

 2 US dollars per MMBtu.

Note 6 Short-term debt

On March 7, 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our condensed consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at March 31, 2024, $111 million in receivables from customers were pledged to the repurchase facility and $100 million of borrowings were included in short-term debt with variable interest accruing based on a margin and the Secured Overnight Financing Rate.

Note 7 Capital management

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance, subject to the approval of the Board of Directors, of common shares, debt securities and other securities during a period of 25 months from March 22, 2024.

Note 8 Seasonality

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Note 9 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex.

As at (millions of US dollars)	March 31, 2024	December 31, 2023
Receivables from Canpotex	148	162

Note 10 Accounting policies, estimates and judgments

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which was issued on April 9, 2024, would supersede IAS 1, “Presentation of Financial Statements” and increase the comparability of financial statements by enhancing principles on aggregation and disaggregation. IFRS 18 will be effective January 1, 2027, and will also apply to comparative information. We are reviewing the standard to determine the potential impact.